EXHIBIT 12.1
COMPUTATION OF EARNINGS TO FIXED CHARGES

	InSight (Predecessor)			Holdings

														Pro forma
			Period								Pro forma	For the Three		for the
	Year		from								for Year	Months Ended		Three Months
	Ended		July 1 to	Years Ended June 30,							Ended	September 30,		Ended
	June 30,		October 17,								June 30,			September 30,
	2001		2001	2002		2003		2004		2005	2005	2004	2005	2005

Earnings:
Pretax income (loss) from continuing operations	$16,425		$(6,748)	$9		$8,188		$4,874		$(12,148)	$(13,737)	$(1,310)	$(1,347)	$(2,161)
Fixed charges	28,757		7,888	35,979		40,191		43,778		49,409	50,998	11,975	13,464	14,278
Distributions received from unconsolidated partnerships	970		134	965		1,009		2,054		2,621	2,621	652	753	753
Less-Equity in earnings of unconsolidated partnerships	971		382	437		1,744		2,181		2,613	2,613	400	833	833

Total earnings	$45,181		$892	$36,516		$47,644		$48,525		$37,269	$37,269	$10,917	$12,037	$12,037

Fixed Charges:
Interest expense	$24,315		$6,536	$32,856		$37,738		$40,936		$45,558	$47,147	$11,080	$12,374	$13,188
Interest factor of rental expense	4,442		1,352	3,123		2,453		2,842		3,851	3,851	895	1,090	1,090

Total fixed charges	$28,757		$7,888	$35,979		$40,191		$43,778		$49,409	$50,998	$11,975	$13,464	$14,278

Ratio of Earnings to Fixed Charges	1.6	x	—	1.0	x	1.2	x	1.1	x	—	—	—	—	—
      The ratio of earnings to fixed charges is unaudited for all periods presented. For purpose of calculating this ratio, earnings consist of net income (loss) plus income taxes and fixed charges. Fixed charges consist of interest expense and the estimated portion of rental expense deemed a reasonable approximation of this interest factor. For the year ended June 30, 2005 on an actual and pro forma basis to give pro forma affect to the offering of the initial notes as if it had been completed on July 1, 2004, we had a deficiency of earnings to fixed charges of approximately $12.1 million and $13.7 million, respectively. For the three months ended September 30, 2005 and 2004, we had a deficiency of earnings to fixed charges of approximately $1.1 million and $1.4 million, respectively. For the three months ended September 30, 2005 on a pro forma basis to give pro forma affect to the offering of the initial notes as if it had been completed on July 1, 2005, we had a deficiency of earnings to fixed charges of approximately $2.2 million. On October 17, 2001, Holdings acquired InSight pursuant to an agreement and plan of merger dated June 29, 2001, as amended. Holdings did not have any operating activities until October 17, 2001. The ratio of earnings to fixed charges for the year ended June 30, 2002 reflects the results for the entire fiscal year 2002 and does not include the results of operations of InSight from July 1, 2001 to October 17, 2001. For the period from July 1 to October 17, 2001, InSight had a deficiency of earnings to fixed charges of approximately $7.0 million.